Quaker Investment Trust
c/o U.S. Bancorp Fund Services, LLC
615 East Michigan Street
Milwaukee, Wisconsin  53202

May 9, 2013

VIA EDGAR TRANSMISSION

Ms. Kathy Cherko
United States Securities and Exchange Commission
Division of Investment Management
100 “F” Street, N.E.
Washington, DC 20549

Re:           Quaker Investment Trust (the “Trust”)
File Nos.: 33-38074 and 811-06260

Dear Ms. Cherko,

On behalf of the Trust, I am writing in response to oral comments provided to Timothy Richards, Chief Compliance Officer for the Trust, on April 3, 2013, from the U.S. Securities and Exchange Commission Staff (the “Staff”) regarding the Staff’s recent review of the Trust’s annual shareholder report for the period ended June 30, 2012, filed on Form N-CSR on September 6, 2012.  For your convenience, the Staff’s comments have been reproduced in bold typeface immediately followed by the Trust’s respective responses.

In connection with this response to the Staff’s comments, the Trust, on behalf of the Akros Absolute Return Fund (the “Fund”) hereby states the following:

(1)
The Trust acknowledges that in connection with the comments made by the Staff regarding report filed on Form N-CSR, the Staff has not passed generally on the accuracy or adequacy of the disclosure made in the reports;

(2)
The Trust acknowledges that Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filings; and

(3)	The Trust represents that it will not assert the Staff’s review process as a defense in any action by the Commission or any securities-related litigation against the Funds.

Ms. Kathy Cherko
United States Securities and Exchange Commission
May 9, 2013

Form N-CSRS

1.	Staff Comment: Please expand Management discussion of Fund performance to include a description of how derivative investments impact performance.

Response: The Trust undertakes to include expanded discussion of how derivative investments impact the Fund’s performance in future annual and semi-annual reports to shareholders.

2.
Staff Comment: With respect to the Quaker Akros Absolute Return Fund (the “Fund”), in the Schedule of Investments, certain securities under the sub-classification “Diversified” indicate that they are illiquid, but not fair valued.  Similarly, in Note 2 to the Financial Statements, all “Diversified” securities are classified as Level 1 securities (i.e. securities for which there are quoted prices in active markets) even though, as indicated in the Schedule of Investments, they are designated as illiquid.  This appears inconsistent to the Staff.

Response:  The Trust believes that these securities have been correctly identified as both illiquid and Level 1 securities in accordance with the Trust’s Liquidity Guidelines and Procedures, as well as its Portfolio Valuation Policy and Procedures.  The Trust’s Liquidity Guidelines and Procedures, state that “[t]he liquidity determination…should be independent of value considerations.”  As such, each of the securities identified as illiquid under the sub-classification “Diversified” in the Trust’s Schedule of Investments was determined to be illiquid because of low trading volume within an active market.  However, despite the low trading volume, readily identifiable quotes existed within the market for each of the securities.  For this reason, pursuant to the Trust’s Portfolio Valuation Policy and Procedures, each security was valued at the market quote available.  Fair valuation, therefore, was not necessary and each security was correctly categorized as Level 1, or, as a security for which exists a quoted price in an active market.

3.
Staff Comment: In the Fund’s Financial Highlights, under “ Ratios/supplemental Data: Ratio of expenses to average net assets”, please include only line items for “Expenses before Reductions” and “Expenses net of fee waivers, if any”.

Response: The Trust undertakes to include only line items for “Expenses before Reductions” and “Expenses net of fee waivers, if any”, in financial highlight information provided to shareholders in the Trust’s filings.  Additional information relating to interest expense on securities will be included in footnotes to the financial highlights table.

If you have any questions regarding the responses to these comments, please do not hesitate to contact me on behalf of the Fund at 414 -765-6620.

Sincerely,

/s/ Alia M. Vasquez______________
Alia M. Vasquez, Esq.
for U.S. Bancorp Fund Services, LLC